UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CLEARSIGN COMBUSTION CORPORATION

--------------------------------------------------------------------------------

(Name of Issuer)

COMMON STOCK

--------------------------------------------------------------------------------

(Title of Class of Securities)

185064 102

--------------------------------------------------------------------------------

(CUSIP Number)

December 31, 2014

--------------------------------------------------------------------------------

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 185064 102

1.	Name of Reporting Persons.

	BD and DBG Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States
	5.	Sole Voting Power
Number of
Shares		915,804
Beneficially	6.	Shared Voting Power
Owned by
Each		0
Reporting	7.	Sole Dispositive Power
Person
With		915,804
	8.	Shared Dispositive Power

		0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	915,804
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)

	9.46%
12.	Type of Reporting Person (See Instructions)

	OO

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed with respect to the Common Stock of Clearsign Combustion Corporation (the "Issuer"), to amend the Schedule 13G filed on February 13, 2014 (the "Schedule 13G")

Item 1.

(a) Name of issuer:

ClearSign Combustion Corporation

(b) Address of issuer's principal executive offices:

12870 Interurban Avenue South, Seattle, WA 98168

Item 2.

(a) Name of person filing:

BD AND DBG LIVING TRUST

(b) Address of principal business office or, if none, residence:

PO Box 2608 Port Angeles, WA 98362

(c) Citizenship:

United States

(d) Title of class of securities:

Common Stock

(e) CUSIP No.:

185064 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or

(c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment

Company Act of 1940.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule

13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule

13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal

Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company

Act of 1940.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 915,804 shares

(b) Percent of class: 9.46%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 915,804

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 915,804

(iv) Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

BD AND DBG LIVING TRUST

By: /s/ HOWARD SPROUSE

---------------------------------------------

Name: Howard Sprouse

Title: Trustee